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                                                                Exhibit 2.2





                                   GUARANTEE

This Guarantee is given by Novacor Chemicals Ltd., an Alberta corporation ("Guarantor") to Seagull Energy Corporation, a Texas corporation ("Seagull").

WHEREAS Seagull has entered into that certain Share Sale Agreement dated as of the 19th day of November, 1993 (the "Share Sale Agreement") with Novacor Petrochemicals Ltd. ("Vendor"); and

WHEREAS, Seagull's entering into the Share Sale Agreement is conditional upon Guarantor guaranteeing the obligations of the Vendor under the Share Sale Agreement; and

WHEREAS, Guarantor is willing to give such a guarantee in order to induce Seagull to enter into the Share Sale Agreement.

NOW, THEREFORE, Guarantor hereby agrees, in consideration of Seagull's entering into the Share Sale Agreement, as follows:

1. Guarantor hereby guarantees performance and payment by the Vendor of all of the obligations and liabilities of the Vendor under the Share Sale Agreement (the "Obligations"), subject to the terms and provisions of the Share Sale Agreement; provided, however, that any defense that would be available to the Vendor against a claim made by Seagull against the Vendor shall also be available to the Guarantor against any claim made by Seagull against the Guarantor.

2. Guarantor hereby waives notice of (a) any alteration or modification of the Share Sale Agreement, and (b) default or demand in the case of default, provided such notice or demand has been given to or made upon the Vendor.

3. In the event of default by Vendor, the Guarantor shall make payment and cause performance of the defaulted Obligations to Seagull fifteen
         (15) days after demand therefor has been received by the Guarantor unless payment has been made and performance has occurred prior thereto, and, if payment has not been made and performance has not occurred within such fifteen (15) day period, Seagull may institute and enforce, directly against the Guarantor, a suit based on this Guarantee for payment and performance of the defaulted Obligations.

4. This Guarantee shall, in all respects, be subject to and be interpreted, construed and enforced in accordance with the laws in effect in the Province of Alberta. The Guarantor shall submit to the exclusive jurisdiction of the courts of the Province of Alberta.

5. This Guarantee has been duly executed and delivered by Guarantor, and this Guarantee constitutes a legal, valid and binding obligation of Guarantor, enforceable in accordance
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         with its terms.  Guarantor has all requisite power and authority to execute and deliver this Guarantee and to perform its obligations hereunder. The financial statements for the Guarantor attached as Appendix "I" to the Agreement have been prepared in accordance with GAAP and present the financial position of Guarantor and the results of its operations for the periods referred to therein. Since the date of such financial statements, the Guarantor has not suffered a material adverse effect to its business or financial condition.

IN WITNESS WHEREOF, Guarantor has executed this Guarantee as of the date set forth below.



                                        NOVACOR CHEMICALS LTD.


                                        By: ___________________________________

                                        Date: _________________________________